Exhibit 99.26

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1	Name and Address of Company

HudBay Minerals Inc.

Dundee Place

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

September 22, 2009

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on September 22, 2009 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced major new copper and gold drill hole intersections at its 100% owned Lalor deposit near its Snow Lake concentrator in the Flin Flon Greenstone Belt.

Item 5	Full Description of Material Change

On September 22, 2009, HudBay announced major new copper and gold drill hole intersections at its 100% owned Lalor deposit near its Snow Lake concentrator in the Flin Flon Greenstone Belt.

Recent drill holes intersected what is believed to be a new zone of significant copper-gold rich mineralization that is lower in the stratigraphy than the previously announced zinc rich Base Metal zone and Separate and Contact Gold zones.

Recently, drill hole DUB263W02 intersected the new Copper-Gold zone, and assayed 13.35 g/t Au, 27.98 g/t Ag, 5.33% Cu and 0.35% Zn over 34.54 meters from 1253.08 to 1287.62 meters.

Notable results were also intersected in drill hole DUB252W01, which are believed to correlate with the new Copper-Gold zone and which assayed 12.54 g/t Au, 26.67 g/t Ag, 3.69% Cu, and 0.18% Zn over 9.12 meters from 1140.00 to 1149.12 meters and 8.08 g/t Au, 15.33 g/t Ag, 1.60 % Cu, and 0.12% Zn over 13.39 meters from 1176.00 to 1189.39 meters.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Senior Vice President and General Counsel

Telephone: (416) 362-2335

Item 9	Date of Report

October 1, 2009.